File No. 70-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                                    FORM U-1
                       ----------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                            AEP TEXAS CENTRAL COMPANY
          539 North Carancahua Street, Corpus Christi, Texas 78401-2802

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)
                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)
                                      * * *

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name and address of agent for service)


                                GLOSSARY OF TERMS

      When the following terms and abbreviations appear in the text of this Application, they have the meanings indicated below:

                Term                                   Meaning

1935 Act.........................    Public Utility Holding Company Act of 1935

AEP..............................    American Electric Power Company, Inc.

AEP Utilities....................    AEP Utilities, Inc., formerly known as
                                     Central and South West Corporation

Brownsville......................    The Public Utilities Board of the City of
                                     Brownsville

Commission.......................    Securities and Exchange Commission

ERCOT............................    Electric Reliability Council of Texas

FERC.............................    Federal Energy Regulatory Commission

Golden Spread....................    Golden Spread Cooperative, a consumer-owned
                                     generation cooperative that provides
                                     electricity to cooperative members for the ultimate delivery of electricity

OMPA.............................    Oklahoma Municipal Power Authority
Oaklaunion Agreement.............    Oklaunion Participation Agreement dated
                                     April 26, 1985 and amended August 14, 1985 by and among the owners of Oklaunion, including TCC

Oklaunion Facility...............    A 690 MW co-owned generation facility
                                     situated in Wilbarger County, Texas

REP..............................    Retail Electric Provider

TCC..............................    AEP Texas Central Company

Texas Act........................    S.B.7, known as the Texas Electric Choice
                                     Act

Texas Commission.................    Public Utility Commission of Texas


ITEM 1.  DESCRIPTION OF THE PROPOSED TRANSACTIONS

      A.    Introduction

      TCC, a wholly owned public utility electric subsidiary of AEP Utilities and, indirectly, AEP - each a holding company registered under the 1935 Act - hereby files this Application-Declaration with the Commission under Sections 9(a) and 12 of the 1935 Act, and Rules 44 and 54 thereunder, for authority to engage in certain transactions in connection with state mandated restructuring of the electric utility industry in Texas. As discussed further herein, TCC is seeking authorization from the Commission to sell certain of its generation assets in order to comply with the requirements of Texas law and to provide a benchmark for the recovery by TCC of stranded costs resulting from such restructuring in Texas.

      AEP currently holds vertically-integrated electric utility companies with retail utility operations in eleven states - Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia. These states have reached different decisions as to whether, when and how to restructure their electric industries. Texas has opted to deregulate generation, require separation of the generation and energy delivery functions, and eliminate the concept of native load retail service, all in favor of free and open competition in retail electric service and has approved restructuring plans that were to be implemented by January 1, 2002.

      In connection with the mandated separation of the generation and delivery functions, the Texas restructuring law permits companies to recover generation-related regulatory assets and stranded costs resulting from the legal separation of the transmission and distribution utility from the generation facilities and the related introduction of retail electric competition. The Texas Commission will conduct true-up proceedings in 2004 for investor-owned utilities, including TCC, in order to quantify and reconcile, among other things, the amount of generation-related stranded costs and other regulatory assets associated with the generating assets that were not previously securitized. In order to determine the amount of stranded costs, it is contemplated TCC will sell its generation assets.

      B.    Description of the Applicant

      TCC, formerly Central Power and Light Company, is a wholly owned indirect subsidiary of AEP, engaged in the transmission and distribution of electricity in its service territory located in southern Texas and in the generation and sale of electricity in ERCOT.1 The entire service territory of TCC is located in ERCOT.

      Currently, TCC's operations are:

      Electric Distribution - Through affiliated REPs and REPs owned by third parties, TCC provides distribution service to approximately 711,000 retail customers in southern Texas. TCC's service territory includes 44 counties and covers approximately 44,000 square miles. Distribution services are provided under tariffs approved by the Texas Commission.

      Electric Transmission - TCC provides non-discriminatory wholesale open access transmission service in ERCOT. ERCOT is an independent system operator wholly within the State of Texas and subject to the jurisdiction of the Texas Commission. TCC charges for the use of its transmission system to deliver power under tariffs approved by the FERC consistent with the transmission rules of the Texas Commission.

      Electric Generation - TCC owns 4,497 MW of generating capability including 630 MW of nuclear generation, 686 MW of coal-fired generation, 6 MW of hydro generation and 3,175 MW of natural gas-fired generation. TCC owns an undivided 25.2% interest in STP Nuclear Operating Company, which operates and maintains a nuclear generation facility. In October 2002, AEP placed four gas-fired generation plants (1,863 MW) in long-term storage in response to low market prices in the ERCOT market. Four other plants with a total capacity of 959 MW are currently operating pursuant to contracts with ERCOT through December 2004 that provide for recovery of the costs of operating those units. ERCOT uses the generation from these plants to maintain system reliability. The contracts are subject to TCC's divestiture of the facilities and may be canceled by ERCOT on 90 days'notice.

      C.    The Texas Electric Restructuring Law

      Signed into law in June of 1999, the Texas Act substantially amended the regulatory structure governing electric utilities in Texas in order to allow retail electric competition for all customers. Among other things, the Texas
Act:

o gave Texas customers the opportunity to choose their REP beginning January 1, 2002 (delayed until at least 2007 in the non-ERCOT portion of Texas),

o required each utility to legally separate into a REP, a power generation company, and a transmission and distribution utility, and

o required that REPs obtain electricity at generally unregulated rates, except that the prices that may be charged to residential and small commercial customers by REPs affiliated with a utility within the affiliated utility's service area are set by the PUCT, the "price to beat" rate, until certain conditions in the Texas Act are met.

      The Texas Act provides each affected utility an opportunity to recover its generation related regulatory assets and stranded costs resulting from the legal separation of the transmission and distribution utility from the generation facilities and the related introduction of retail electric competition. Regulatory assets consist of the Texas jurisdictional amount of generation-related regulatory assets and liabilities in the audited financial statements as of December 31, 1998. Stranded costs consist of the positive excess of the net regulated book value of generation assets over the market value of those assets, taking specified factors into account, as ultimately determined in a PUCT true-up proceeding.

      D.    Overview of the Proposed Transaction

      TCC is selling all of its generation assets in order to determine the assets' fair market value for purposes of calculating TCC's stranded costs pursuant to the Texas Act. The divestiture of TCC's assets is being achieved through a series of sales to different purchasers. These transactions are being monitored by the staff of Texas Commission and their advisors, Navigant Consulting and Brown Rudnik Berlack Israels LLP .

      TCC executed a contact for the sale of its 7.81% undivided interest (which corresponds to approximately 54 MW) in the Oklaunion Facility to Golden Spread for approximately $42,750,000 on January 30, 2004. Pursuant to the Oklaunion Agreement, the other owners have a right of first refusal to purchase the TCC interest in the Oklaunion Facility. The Oklaunion Agreement provides that the interest in the Oklaunion Facility will be divided pro-rata among the exercising owners whereby two or more owners each exercise their right to purchase the entire Oklaunion interest. Both of the other owners, Brownsville and OMPA, have purported to exercise their right of first refusal to purchase the entire TCC interest in Oklaunion. Brownsville and/or OMPA will purchase the entire TCC interest in the Oklaunion Facility pursuant to the terms and conditions (including the amount of the purchase price) stated in the agreement with Golden Spread. TCC represents that this transaction, will not violate the rights of any security holder of any security of TCC outstanding at the time of the transaction. Pursuant to the Texas Act, the approval of the Texas Commission is not required.2 No other regulatory approvals, other than the approval of the FERC, are required.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      Estimated fees and expenses expected to be incurred by Applicants in connection with the Transaction will be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      Section 12(d) Compliance

      Section 12(d) of the 1935 Act generally provides that it shall be unlawful for a registered holding company to sell any utility assets in contravention of Commission requirements concerning "the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest and similar matters as the Commission deems necessary or appropriate." The proposed transactions are consistent with, and amply supported by, the precedent.

      Compliance with Rule 54

      Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

      AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a), except for clause
(1). At December 31, 2003, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.723 billion, or about 82.1% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2003 ($2.099 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

      AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

      The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges within the last year, AEP's consolidated retained earnings declined. The average consolidated retained earnings of AEP for the four quarterly periods ended December 31, 2003 was $2.099 billion, or a decrease of approximately 24.6% from the Company's average consolidated retained earnings for the four quarterly periods ended December 31, 2002 of $2.782 billion. AEP's "aggregate investment" in EWGs and FUCOs as of December 31, 2003 exceeded 2% of the total capital invested in utility operations.

      In the fourth quarter of 2003 AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its independent power projects ("IPPs") in the third quarter of 2003.

      AEP transferred its equity investments in Vale and Caiua to a co-owner in October 2003, has selected an advisor for the disposition of the UK Generation and has entered into agreements to sell (i) AEP's domestic coal business; (ii) four domestic IPPs; and (iii) certain gas pipelines, and continues to have periodic discussions with various parties on business alternatives for certain of its non-core investments. The ultimate timing for a disposition of one or more of these assets will depend upon market conditions and the value of any buyer's proposal.

      Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries3, their customers, or the ability of state commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP's retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      As of December 31, 2003, AEP's consolidated capitalization consisted of 64.3% debt and 35.7% common and preferred equity (consisting of common stock representing 35.1%, and $137 million principal amount of preferred stock representing 0.6%).

      The ratio of common equity to total capitalization, net of securitization debt, of each of the AEP Utility Subsidiaries will continue to be maintained at not less than 30%. In addition, each of the AEP Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

      Since the date of the Rule 53(c) Order, there has been a decrease in AEP's consolidated equity capitalization ratio but it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the AEP Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for the AEP Utility Subsidiaries was as follows: Appalachian Power Company ("APCo"), A; Columbus Southern Power Company ("CSPCo"), A-; Indiana Michigan Power Company ("I&M"), A-; Kentucky Power Company ("KPCo"), A; Ohio Power Company ("OPCo"), A-; Central TCC, A; Public Service Company of Oklahoma ("PSO"), AA-; Southwestern Electric Power Company ("SWEPCo"), AA-; and AEP Texas North Company ("TNC"), A. Ohio Valley Electric Company has no debt rating. AEP did not have a long-term debt rating as of December 31, 1999.

      As of December 31, 2003, S&P's rating of unsecured debt for AEP was BBB, and of secured debt for the AEP Utility Subsidiaries was as follows: APCo, BBB; CSPCo, BBB; I&M, BBB; KPCo, BBB; OPCo, BBB; TCC, BBB; PSO, BBB; SWEPCo, BBB; and TNC, BBB.

ITEM 4.  REGULATORY APPROVAL

      The approval of the FERC is necessary to complete the sale. TCC is expected to submit its application to the FERC on or before June 10, 2004.

ITEM 5.  PROCEDURE

      It is requested that the Commission's order granting this Application or Declaration be issued on or before July 1, 2004. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      (a)   Exhibits:

            B-1 Agreement of Sale by and between TCC and Brownsville (to be filed by amendment, if triggered)

            B-2 Agreement of Sale by and between TCC and OMPA (to be filed by amendment, if triggered)

            B-3         FERC Application (to be filed by amendment)

            F           Opinion of Counsel (to be filed by amendment)

      (b) Financial statements:

      Consolidated balance sheets as of December 31, 2003 and consolidated statements of income for the year ended December 31, 2003 of TCC. (Incorporated by reference from TCC `s Form 10-K for the year ended December 31, 2003, File No. 1-3525.)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business and the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

      No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                        AEP TEXAS CENTRAL COMPANY


                             /s/ Thomas G. Berkemeyer
                              Assistant Secretary

Dated:  June 2, 2004



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1 ERCOT is an intrastate network of investor and municipally owned electric utilities, rural electric cooperatives, river authorities, independent generators, power marketers and retail electric providers. ERCOT's control area is wholly within the State of Texas but does not include a portion of the panhandle and a portion of the eastern part of the state bordering Louisiana.

2 Section 14.101 of Title II, Texas Utilities Code (also known as the Public Utility Regulatory Act) provides that a sale of a plant as an operating unit or system for a total consideration of more than $100,000 is prohibited unless reported to the Texas Commission within a reasonable time. However, 14.101(d) states that the section does not apply to "transactions that facilitate unbundling, asset valuation, minimization of ownership or control of generation assets, or other purposes consistent with Chapter 39." TCC's interest in Oklaunion is being sold pursuant to Section 39.262 for stranded cost valuation purposes. Its sale along with the sale of other TCC generation will also facilitate unbundling as required by Section 39.051. As a result, the Texas Commission is not required to approve the sale of Oklaunion, nor is TCC required to report the transaction under Section 14.101. For generating units sold pursuant to Section 39.262, the Texas Commission's true-up rule, Subst. R. 25.263, requires in subsection (f)(1)(A) that "within 30 days of closing, the utility...shall provide to the commission a detailed explanation...of the transaction and a description of the generating unit...." This rule requirement does not condition the sale on it being reported to the PUCT. 3 APCo, CSPCo, I&M, Kentucky Power Company ("KPCo"), OPCo, TCC, Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo"), and AEP Texas North Company (formerly West Texas Utilities Company) ("TNC", and collectively with APCo, CSPCo, KPCo, OPCo, TCC, PSO and SWEPCo, the "Utility Subsidiaries").